

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Julie M. O'Daniel
Senior Vice President, Chief Legal Officer and Corporate Secretary
Valvoline, Inc.
100 Valvoline Way
Lexington, KY 40509

> **Re: Valvoline, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 5, 2020**
> **File No. 333-238971**

Dear Ms. O'Daniel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Harald Halbhuber